OLYMPUS PACIFIC MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 11, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein (except when voting by the telephone), please either strike out the names of those persons named in the accompanying form of proxy and insert the name of your chosen proxyholder in the space provided (see reverse) or provide another form of proxy.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made or if both choices are specified in respect of any matter, this proxy will be voted FOR all matters described in this proxy.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 4:30 pm, Eastern Time, on May 7, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00QIRB

Appointment of Proxyholder

I/We, being holder(s) of the Company hereby appoint: Peter Tiedemann, Chief Financial Officer, or failing him, T. Douglas Willock, Director

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

☐

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions or both choices have been given, the proxyholder will, and is hereby directed to, vote in **favour** of each matter identified on this proxy and **for** the nominees of management of directors and for auditors as identified in this proxy) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Olympus Pacific Minerals Inc. to be held at The Albany Club, President's Suite, 91 King St. East, Toronto, ON M5C 1G3 on Tuesday, May 11, 2010 at 4:30 p.m. in the afternoon and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against	Withhold
1. Election of Jon Morda Elect as a Director, Jon Morda.	☐	☐	☐
2. Election of Leslie Graham Robinson Elect as a Director, Leslie Graham Robinson.	☐	☐	☐
3. Terms of Directors Fix the term of office of Jon Morda and Leslie Graham Robinson to three (3) years.	☐	☐	☐

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	For	Against	Withhold
4. Appointment of Auditors Appointment of Ernst & Young LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐	☐

	For	Against
5. Ratification of Issuance of Notes and Warrants Ratify the creation, allotment and issuance of four year 9% unsecured subordinated convertible redeemable notes of the Company in the aggregate principal amount of $12,749,998.50, 15,178,559 share purchase warrants of the Company, 30,357,118 unvested share purchase warrants of the Company and 2,428,571 share purchase warrants of the Company, all as more particularly described in the accompanying Management Information Circular.	☐	☐
6. Issuance of Shares to Alchemy Resources Pty Ltd Ratify the allotment and issue of 951,703 common shares of the Company to Alchemy Resources Pty Ltd, as more particularly described in the accompanying Management Information Circular.	☐	☐
7. Approval of Option Grants to Directors Approve the issue of an aggregate of 3,000,000 five year incentive stock options exercisable at a price of $0.42 per share and an aggregate of 3,000,000 five year incentive stock options exercisable at a price of $0.60 per share to certain directors and officers, as more particularly described in the accompanying Management Information Circular.	☐	☐
8. Approval of Option Grants to Officer Approve the issue of an aggregate of 350,000 five year incentive stock options exercisable at a price of $0.42 per share and an aggregate of 350,000 five year incentive stock options exercisable at a price of $0.60 per share to an officer of the Company, as more particularly described in the accompanying Management Information Circular.	☐	☐
9. Re-approval of Stock Option Plan Re approve the Company's incentive stock option plan, as more particularly described in the accompanying Management Information Circular.	☐	☐
10. Conversion Price Adjustment Approve an adjustment to the conversion price of the 9% unsecured subordinated convertible notes in the event that the Company issues prior to September 26, 2011, common shares, or securities convertible into common shares, at a price or conversion price, as the case may be, less than $0.30 or less than the conversion price of the Notes then in effect, respectively (collectively, the "**Issue Price**"), to the Issue Price, all as more particularly described in the accompanying Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.
I/We hereby revoke any proxy previously given with respect to the Meeting.
If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) ☐

Date DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.